

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 7, 2008

Stephen B. Doppler
President and Chief Executive Officer
Aurelio Resource Corporation
5554 South Prince Street, Suite 200
Littleton, CO 80120

> **Re:** **Aurelio Resource Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 2, 2008**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2008**
> **Filed May 20, 2008**
> **Response letter dated July 16, 2008**
> **File No. 0-50931**

Dear Mr. Doppler:

We have reviewed your response letters and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below correspond to those utilized in your response letter dated July 16, 2008.

General

1. We note from your response letter dated July 16, 2008, that you intend to file amendments to your annual and quarterly reports. Please ensure any amendments include an explanatory paragraph outlining the reasons for the amended document. Please also ensure you follow the guidance provided in Rule 12b-15 of the Securities Exchange Act of 1934 regarding amendments.

2. Please contact us at the numbers at the end of this letter to discuss your proposed amendments to your Form 10-KSB/A for the fiscal year ended December 31, 2006, and your Form 10-QSB's for 2007.

3. Based on your response to comments from our letter dated June 12, 2008, it appears you will need to file an Item 4.02 Form 8-K related to the non-reliance on previously issued financial statements. Please file the Form 8-K covering all necessary periods.

4.   Please provide responses to the comments included in our letter dated July 28, 2008.

Form 10-KSB for the Fiscal Period Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page 15

5.   In the draft report from your independent registered public accounting firm, we note they continue to refer to the seven months ended December 31, 2006. As you are proposing to revise your financial statements to present information for the year ended December 31, 2006, please ensure the periods referred to in the revised report from your independent public accounting firm are consistent with the financial statements presented.

6.   If additional significant disclosures are included in your amended Form 10-KSB for the year ended December 31, 2007, please ensure your independent public accounting firm considers the requirements of Auditing Standards Section 561 regarding the potential need to dual date their report.

Financial Statements

General

7.   We note from your response to comment numbers five and six from our letter dated June 12, 2008, that you intend to restate your financial statements as a result of the change in accounting policy regarding acquisition costs of unpatented mining claims, and the effect the change in policy had on the purchase costs for the acquisition of Aurelio Resources, Inc. in August 2006. As your change in policy is a result of the misapplication of previously existing GAAP, please ensure your amended documents include error correction disclosures required by paragraphs 25 and 26 of SFAS 154, and ensure you label all financial statement periods affected by the error as 'Restated'. Please contact us at the numbers at the end of this letter if you have any questions.

Consolidated Statements of Stockholders Equity, page 18

8.   Please ensure your statements of stockholders equity include the inception to date financial information as required by SFAS 7. This comment is also applicable to your proposed amendments to the quarterly reports on Form 10-Q.

Note 9 Property Acquisitions, page 24

9.   In response to prior comment number six from our letter dated June 12, 2008, you added a line item to the table of property acquisitions related to the MAN Claims. The date of such acquisition is identified as August 17, 2000. Please revise the table to identify the correct year of the acquisition.

Form 10-QSB for the Quarterly Period Ended March 31, 2008

Notes to Unaudited Condensed Consolidated Financial Statements

Note 5 Long Term Debt and Debenture Payable, page 46

10.   Your response to comment number 10 from our letter dated June 12, 2008 explains that you intend to restate your financial statements for the quarter ended March 31, 2008 for the recognition of the costs of the beneficial conversion feature in accordance with EITF 98-5. The draft of the amended Form 10-Q provided with your response does not appear to include the error correction disclosures required by paragraphs 25 and 26 of SFAS 154. Please revise to provide these disclosures, and ensure you label all financial statement periods affected by the error as 'Restated'.

Controls and Procedures

Internal Controls Over Financial Reporting, page 50

11.   In your proposed amendment to Form 10-Q for the quarterly period ended March 31, 2008, you include a statement, that "As of the end of the period covered by this report, the Company carried out an evaluation under the supervision and with the participation of the Company's Principal Executive Officer and the acting CFO, of the effectiveness of the Company's internal control over financial reporting. The Company's Principal Executive Officer and acting CFO have concluded that the Company's controls over financial reporting are in fact, effective at this reasonable assurance level as of the period covered." Please note that part (a) of Item 308 or 308T of Regulation S-K is only required for annual reports. Please review the requirements of Item 308 or 308T, as applicable, and revise your disclosures accordingly. Please note; however, that the requirements of Item 307 of Regulation S-K are required for quarterly and annual reports filed with the Commission.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief